Notes Linked to the Performance of a Basket of Four Currencies Relative to the U.S. Dollar due April 25, 2019	Fact Sheet for Preliminary Pricing Supplement No. 2672BA Filed Pursuant to Rule 433 Registration Statement No. 333-206013 Dated April 19, 2016

Opportunity to receive the High or Low Digital Return if the Basket Return is greater than or equal to -5.00%; return of Principal Amount if Basket Return is less than -5.00%

Summary of Indicative Terms

Issuer: Deutsche Bank AG, London Branch
Issue Price: 100% of the Principal Amount
Basket: The notes are linked to an equally weighted basket consisting of the Brazilian real, the Indian rupee, the Russian ruble and the South African rand, each relative to the U.S. dollar ("**USD**" or the "**Reference Currency**").

Basket Currency	Reference Currency	Fixing Source	Fixing Time	Basket Currency Weighting
Brazilian real ("**BRL**")	USD	Reuters Page "BRLPTAX=CBBR"	4:00 p.m. London	1/4
Indian rupee ("**INR**")	USD	Reuters RBIB Page	1:30 p.m. Mumbai	1/4
Russian ruble ("**RUB**")	USD	Reuters page "USDRUBFIXMP=WM"	10:00 a.m. London	1/4
South African rand ("**ZAR**")	USD	Reuters Page "WMRSPOT17"	4:00 p.m. London	1/4

Basket Return: $\frac{\text{Final Basket Level} - \text{Initial Basket Level}}{\text{Initial Basket Level}}$

High Digital Return: 27.00%
Low Digital Return: 6.00%
Minimum Payment Amount: $1,000
Payment at Maturity: **If the Basket Return is greater than or equal to zero,** you will receive a cash payment at maturity per $1,000 Principal Amount of notes calculated as follows:

Minimum Payment Amount + ($1,000 x High Digital Return)

If the Basket Return is less than zero but *greater than* or *equal to* -5.00%, you will receive at maturity a cash payment per $1,000 Principal Amount of notes calculated as follows:

Minimum Payment Amount + ($1,000 x Low Digital Return)

If the Basket Return is *less than* -5.00%, you will receive at maturity a cash payment equal to the Minimum Payment Amount for each $1,000 Principal Amount of notes.

In no case will the Payment at Maturity be less than the Minimum Payment Amount of $1,000. Any Payment at Maturity, including payment of the Minimum Payment Amount, is subject to the credit of the Issuer.

Initial Basket Level: Set equal to 100 on the Trade Date
Final Basket Level: 100 x [1 + (BRL Performance x 1/4) + (INR Performance x 1/4) + (RUB Performance x 1/4) + (ZAR Performance x 1/4)]
Currency Performance: $\frac{\text{Initial Spot Rate} - \text{Final Spot Rate}}{\text{Initial Spot Rate}}$

Because the Currency Performance is calculated by dividing the difference between the Initial Spot Rate and the Final Spot Rate by the Initial Spot Rate, the maximum positive Currency Performance for each Basket Currency, and as a result the maximum positive Basket Return, will equal 100%, but there is no comparable limit on the negative Currency Performance or Basket Return. For each Basket Currency, the Currency Performance will be less than -100% if the Final Spot Rate is greater than 200% of the Initial Spot Rate.

Initial Spot Rate: For each Basket Currency, the Spot Rate for such Basket Currency on the Trade Date
Final Spot Rate: For each Basket Currency, the arithmetic average of the Spot Rates for such Basket Currency on each of the five Averaging Dates
Spot Rate: For each Basket Currency, the spot exchange rate for such currency against the U.S. dollar, as determined by the calculation agent by reference to the Spot Rate definitions set forth in preliminary pricing supplement No. 2672BA under "Spot Rates" in the Key Terms. The Spot Rate for each Basket Currency is expressed as units of such Basket Currency per U.S. dollar. For each Basket Currency, a higher Spot Rate indicates a weakening of such Basket Currency against the U.S. dollar, while a lower Spot Rate indicates a strengthening of such Basket Currency against the U.S. dollar.
Trade Date: April 22, 2016
Settlement Date: April 27, 2016
Averaging Dates: April 12, 2019, April 15, 2019, April 16, 2019, April 17, 2019 and April 18, 2019
Maturity Date: April 25, 2019
CUSIP/ISIN: 2515A1NH0 / US2515A1NH05
Fees and Commissions: JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the notes and will receive a fee from the Issuer that will not exceed $20.00 per $1,000 Principal Amount of notes, but may forgo any fees for sales to certain fiduciary accounts for which JP Morgan Chase Bank, N.A. or its affiliates act in a fiduciary capacity. For more information see "Supplemental Plan of Distribution" in the accompanying preliminary pricing supplement No. 2672BA.

The Issuer's estimated value of the notes on the Trade Date is approximately $965.00 to $975.00 per $1,000 Principal Amount of notes, which is less than the Issue Price. Please see "Issuer's Estimated Value of the Notes in the accompanying preliminary pricing supplement No. 2672BA for additional information.

By acquiring the notes, you will be bound by and deemed irrevocably to consent to the imposition of any Resolution Measure (as defined below) by the competent resolution authority, which may include the write down of all, or a portion, of any payment on the notes or the conversion of the notes into ordinary shares or other instruments of ownership. If any Resolution Measure becomes applicable to us, you may lose some or all of your investment in the notes. Please see "Resolution Measures and Deemed Agreement" in the accompanying preliminary pricing supplement No. 2672BA for more information.

For more information regarding this offering, please refer to the preliminary pricing supplement No. 2672BA on the SEC website at: https://www.sec.gov/Archives/edgar/data/1159508/000095010316012677/dp64953_424b2-ts2672ba.htm.

General

The notes are designed for investors who seek a return at maturity linked to the performance of an equally weighted basket of currencies (the "**Basket**") consisting of the Brazilian real, the Indian rupee, the Russian ruble and the South African rand (each, a "**Basket Currency**") relative to the U.S. dollar (the "**Reference Currency**"). If the Basket Return is *greater than* or *equal to* zero (meaning that the Basket Currencies, as a whole, strengthen or remain unchanged relative to the U.S. dollar), investors will receive at maturity a return on the notes equal to the High Digital Return of 27.00%. If the Basket Return is *less than* zero (meaning that the Basket Currencies, as a whole, weaken relative to the U.S. dollar) but *greater than* or *equal to* -5.00%, investors will receive at maturity a return on the notes equal to the Low Digital Return of 6.00%. However, if the Basket Return is less than -5.00%, investors will receive at maturity $1,000 (the "**Minimum Payment Amount**") per $1,000 Principal Amount of notes. The notes do not pay any coupons. *Any payment on the notes is subject to the credit of the Issuer.*

Note Characteristics

- Opportunity to receive the High Digital Return if the Basket Return is *greater than* or *equal to* zero.
- Opportunity to receive the Low Digital Return if the Basket Return is *less than* zero but *greater than* or *equal to* -5.00%.
- Return of 100% of Principal Amount if Basket Return is less than -5.00%.

Risk Considerations

- Unlike ordinary debt securities, the notes do not pay any coupons.
- Any payment on the notes is subject to the creditworthiness of the Issuer.
- The Issuer (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your notes to maturity.
- Additional risk factors can be found on the last five pages of this fact sheet.

Hypothetical Return at Maturity

Note Payment at Maturity
Return on Notes (%)
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
-50% -40% -30% -20% -10% 0% 10% 20% 30% 40% 50%
Currency Performance (%)

NOT FDIC / NCUA INSURED OR GUARANTEED * MAY LOSE VALUE
NO BANK GUARANTEE * NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Calculating the Payment at Maturity

For every $1,000 Principal Amount of notes, investors will receive at maturity an amount based on the Basket Return, determined as follows. Any payment on the notes is subject to the credit of the Issuer.

Hypothetical Payments at Maturity

The hypothetical returns set forth below reflect the $1,000 Principal Amount of notes, the High Digital Return of 27.00% and the Low Digital Return of 6.00%.

Basket Return	Payment at Maturity	Return on Notes
100.00%	$1,270.00	27.00%
80.00%	$1,270.00	27.00%
60.00%	$1,270.00	27.00%
40.00%	$1,270.00	27.00%
20.00%	$1,270.00	27.00%
10.00%	$1,270.00	27.00%
5.00%	$1,270.00	27.00%
0.00%	$1,270.00	27.00%
-2.50%	$1,060.00	6.00%
-5.00%	$1,060.00	6.00%
-10.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-40.00%	$1,000.00	0.00%
-60.00%	$1,000.00	0.00%
-80.00%	$1,000.00	0.00%
-100.00%	$1,000.00	0.00%

Selected Risk Factors

YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE HIGH DIGITAL RETURN — If the Basket Return is greater than or equal to zero, for each $1,000 Principal Amount of notes, you will receive at maturity the Minimum Payment Amount plus the product of the Principal Amount and the High Digital Return of 27.00%, regardless of any strengthening of the Basket Currencies relative to the Reference Currency, which could be significant. Accordingly, the maximum Payment at Maturity will be $1,270.00 per $1,000 Principal Amount of notes. You will receive a return reflecting the High Digital Return only if the Basket Return is greater than or equal to zero.

YOU WILL NOT RECEIVE EITHER THE LOW DIGITAL RETURN OR THE HIGH DIGITAL RETURN IF THE BASKET PERFORMANCE IS LESS THAN -5.00% — If the Basket Currencies weaken relative to the U.S. dollar, resulting in a Basket Return that is less than -5.00%, you will not receive either the Low Digital Return or the High Digital Return at maturity.

THE RETURN ON THE NOTES MAY BE ZERO AND MAY BE LESS THAN THE YIELD ON TRADITIONAL DEBT SECURITIES — You will realize a positive return on the notes only if the Basket Return is greater than or equal to -5.00%. Even if the Basket Return is greater than or equal to -5.00%, the return on the notes at maturity may not be sufficient to compensate you for any opportunity cost, taking into account factors relating to the time value of money over the term of the notes.

THE NOTES DO NOT PAY ANY COUPONS — Unlike ordinary debt securities, the notes do not pay any coupons and do not guarantee any positive return of your investment at maturity.

THE NOTES ARE SUBJECT TO THE CREDIT OF DEUTSCHE BANK AG — The notes are senior unsecured obligations of Deutsche Bank AG and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they become due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking Deutsche Bank AG’s credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and, in the event Deutsche Bank AG were to default on its obligations or become subject to a Resolution Measure, you might not receive any amount(s) owed to you under the terms of the notes and you could lose your entire investment.

THE NOTES MAY BE WRITTEN DOWN, BE CONVERTED INTO ORDINARY SHARES OR OTHER INSTRUMENTS OF OWNERSHIP OR BECOME SUBJECT TO OTHER RESOLUTION MEASURES. YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT IF ANY SUCH MEASURE BECOMES APPLICABLE TO US — On May 15, 2014, the European Parliament and the Council of the European Union adopted the Bank Recovery and Resolution Directive establishing a framework for the recovery and resolution of credit institutions and investment firms. The Bank Recovery and Resolution Directive required each member state of the European Union to adopt and publish by December 31, 2014 the laws, regulations and administrative provisions necessary to comply with the Bank Recovery and Resolution Directive. To implement the Bank Recovery and Resolution Directive, Germany adopted the Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz, or the “Resolution Act”), which became effective on January 1, 2015. The Bank Recovery and Resolution Directive and the Resolution Act provided national resolution authorities with a set of resolution powers to intervene in the event that a bank is failing or likely to fail and certain other conditions are met. From January 1, 2016, the power to initiate resolution measures applicable to significant banking groups (such as Deutsche Bank Group) in the European Banking Union has been transferred to a single European resolution authority which works in close cooperation with the European Central Bank, the European Commission and the national resolution authorities under a European Union regulation establishing uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism and a Single Resolution Fund (the “SRM Regulation”). Pursuant to the SRM Regulation, the Resolution Act and other applicable rules and regulations, the notes are subject to the powers exercised by the competent resolution authority to impose a Resolution Measure on us. A “Resolution Measure” may include: writing down, including to zero, any claim for payment on the notes; converting the notes into ordinary shares of (i) the Issuer, (ii) any group entity or (iii) any bridge bank or other instruments of ownership of such entities qualifying as common equity tier 1 capital; or applying any other resolution measure including, but not limited to, transferring the notes to another entity, amending, modifying or varying the terms and conditions of the notes or cancelling of the notes. The competent resolution authority may apply Resolution Measures individually or in any combination.

The German law on the mechanism for the resolution of banks of November 2, 2015 (Abwicklungsmechanismusgesetz, or the “Resolution Mechanism Act”) provides that, among the unsecured unsubordinated obligations of the Issuer, those obligations that are excluded from the statutory definition of “debt instruments” under the Resolution Mechanism Act would be satisfied first in a German insolvency proceeding with respect to the Issuer. This prioritization would also be given effect in a resolution proceeding with respect to the Issuer, so that obligations excluded from the statutory definition of “debt instruments” would be written down or converted into common equity tier 1 instruments only after eligible liabilities that are debt instruments have been written down or so converted. Among those unsecured unsubordinated obligations that fall outside the statutory definition of “debt instruments” and would be satisfied first under the Resolution Mechanism Act are senior unsecured debt instruments whose terms provide that (i) the repayment or the amount of the repayment depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured debt instruments are issued or is settled in a way other than by monetary payment or (ii) the payment of interest or the amount of the interest payments depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured debt instruments are issued unless the payment of interest or the amount of the interest payments solely depends on a fixed or floating reference interest rate and is settled by monetary payment. This order of priorities would apply to resolution and German insolvency proceedings commenced on or after January 1, 2017 with retroactive effect for outstanding debt instruments of the Issuer. In a resolution or German insolvency proceeding with respect to the Issuer, the competent regulatory authority or court would determine which of our senior debt securities issued under the prospectus have the terms described in clauses (i) or (ii) above, referred to herein as the “Structured Debt Securities,” and which do not, referred to herein as the “Non-Structured Debt Securities.” We expect the notes offered herein to be classified as Structured Debt Securities, but the competent regulatory authority or court may classify the notes differently. In a resolution or German insolvency proceeding with respect to the Issuer, the Structured Debt Securities are expected to be among the unsecured unsubordinated obligations that would be satisfied before the Non-Structured Debt Securities as described above. Nevertheless, you may lose some or all of your investment in the notes if a Resolution Measure becomes applicable to us. Imposition of a Resolution Measure would likely occur if we become, or are deemed by the competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. The Bank Recovery and Resolution Directive and the Resolution Act are intended to eliminate the need for public support of troubled banks, and you should be aware that public support, if any, would only potentially be used by the competent supervisory authority as a last resort after having assessed and exploited, to the maximum extent practicable, the resolution tools, including the bail-in tool.

By acquiring the notes, you would have no claim or other right against us arising out of any Resolution Measure, and we would have no obligation to make payments under the notes following the imposition of a Resolution Measure. In particular, the imposition of any Resolution Measure will not constitute a default or an event of default under the notes, under the senior indenture or for the purposes of, but only to the fullest extent permitted by, the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). Furthermore, because the notes are subject to any Resolution Measure, secondary market trading in the notes may not follow the trading behavior associated with similar types of securities issued by other financial institutions which may be or have been subject to a Resolution Measure.

In addition, by your acquisition of the notes, you waive, to the fullest extent permitted by the Trust Indenture Act, any and all claims against the trustee and the relevant agents for, agree not to initiate a suit against the trustee and the relevant agents in respect of, and agree that neither the trustee nor the relevant agents will be liable for, any action that the trustee or the relevant agents take, or abstain from taking, in either case in accordance with the imposition of a Resolution Measure by the competent resolution authority with respect to the notes. Accordingly, you may have limited or circumscribed rights to challenge any decision of the competent resolution authority to impose any Resolution Measure.

THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE NOTES — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the notes. The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. If at any time a third party dealer were to quote a price to purchase your notes or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models. This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

GAINS IN THE CURRENCY PERFORMANCES OF ONE OR MORE BASKET CURRENCIES MAY BE OFFSET BY LOSSES IN THE CURRENCY PERFORMANCES OF OTHER BASKET CURRENCIES — The return on the notes is linked to the performance of a basket composed of four equally weighted Basket Currencies relative to the Reference Currency. The Basket Return will be based on the return of the Basket as a whole. Therefore, positive Currency Performances of one or more Basket Currencies may be offset, in whole or in part, by negative Currency Performances of one or more other Basket Currencies of equal or greater magnitude, which may result in an aggregate Basket Return that is less than zero. The Basket Return is dependent on the Currency Performance of each Basket Currency, which is in turn based upon the formula set forth under “Key Terms” in this fact sheet. In addition, because the Currency Performance is calculated pursuant to such formula, there is no limit on the negative performance of any Basket Currency or the resulting negative Basket Return. Thus, the Currency Performance of a Basket Currency will be less than -100.00% if the Final Spot Rate for such Basket Currency is greater than 200.00% of its Initial Spot Rate. Due to the Currency Performance formula, even if one or more of the Basket Currencies were to strengthen significantly relative to the Reference Currency, that positive performance could be offset by a severe weakening of any of the other Basket Currencies. For example, if the Currency Performances of three Basket Currencies were each a positive 20.00%, and the Currency Performance of the fourth Basket Currency was a negative 190.00%, the Basket Return would equal -32.50%. In this scenario, investors will receive only the Minimum Payment Amount at maturity.

INVESTING IN THE NOTES IS NOT THE SAME AS INVESTING IN THE BASKET CURRENCIES — You may receive a lower Payment at Maturity than you would have received if you had invested directly in the Basket Currencies or the Reference Currency. The Basket Return is based on the Currency Performances of each of the Basket Currencies, which are in turn based upon the formula set forth under “Key Terms” in this fact sheet. The Currency Performances are dependent solely on such stated formula and not on any other formula that could be used for calculating currency performances.

THE METHOD OF CALCULATING THE CURRENCY PERFORMANCE WILL DIMINISH ANY BASKET CURRENCY STRENGTHENING, AND ANY BASKET CURRENCY MAGNIFY WEAKENING RELATIVE TO THE REFERENCE CURRENCY — The Currency Performance for each Basket Currency is calculated by dividing the difference between the applicable Initial Spot Rate and the applicable Final Spot Rate by the applicable Initial Spot Rate. However, another way to calculate the return of the a Basket Reference Currency relative to the Reference Currency is to calculate the return that would be achieved by converting the Basket Currency into the Reference Currency at the Initial Spot Rate on the Trade Date and then on the relevant Averaging Dates, converting back into the Basket Currency at the Final Spot Rate (which we refer to as a conversion return). The conversion return is calculated by dividing the difference between the Initial Spot Rate and the Final Spot Rate by the Final Spot Rate. Under the calculation method of the Currency Performance, the denominator of the fraction will always be greater than a conversion return equation if the Basket Currency strengthens relative to the Reference Currency, and will always be smaller than in a conversion return equation if the Basket Currency weakens relative to Reference Currency. As a result, any strengthening of a Basket Currency relative to the Reference Currency will be diminished, while any weakening of a Basket Currency relative to the Reference Currency will be magnified, as compared to the conversion return. For example, assuming the Initial Spot Rate of a Basket Currency relative to the Reference Currency is 1.0, if the Spot Rate for such Basket Currency were to decrease (meaning that such Basket Currency strengthens relative to the Reference Currency) to a Final Spot Rate of 0.9, the Currency Performance would be 10.00%. However, the conversion return for a Final Spot Rate of 0.9 would be 11.11%. Conversely, if the Spot Rate for such Basket Currency relative to the Reference Currency were to increase (meaning that such Basket Currency weakens relative to the Reference Currency) to a Final Spot Rate of 1.1, the Currency Performance would be -10.00%. However, the conversion return for a Final Spot Rate of 1.1 would be only -9.09%.

THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK — Investors in the notes will be exposed to currency exchange rate risk with respect to the Basket Currencies and the Reference Currency. The Basket Return will depend on the extent to which the Basket Currencies, as a whole, strengthen or weaken against the Reference Currency, calculated based on the respective exchange rates between the Basket Currencies and the Reference Currency. Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. Changes in foreign currency exchange rates result from the interaction of many factors directly or indirectly affecting economic and political conditions in the home country of each Basket Currency, as well as economic and political developments in the home country of the Reference Currency. Additionally, the volatility of the currency exchange rates between the Basket Currencies and the Reference Currency could affect the value of the notes.

LEGAL AND REGULATORY RISKS — Legal and regulatory changes could adversely affect currency exchange rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency exchange rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Basket Currencies relative to the Reference Currency and, consequently, the value of, and return on, the notes.

CURRENCY MARKETS MAY BE VOLATILE — The notes are linked to the performances of the Brazilian real, the Indian rupee, the Russian ruble and the South African rand, as the Basket Currencies, relative to the U.S. dollar, as the Reference Currency, and investors should consider factors that could affect the Basket Currencies or the Reference Currency during the term of the notes. Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency risks include, but are not limited to, convertibility risk, market volatility and the potential impact of actions taken by governments, which may include the regulation of exchange rates or foreign investments, the imposition of taxes, the issuance of new currency to replace an existing currency or the evaluation or revaluation of a currency. These factors may affect the Spot Rates of the Basket Currencies and, therefore, the value of your notes in varying ways.

THE NOTES ARE SUBJECT TO EMERGING MARKETS RISK — The Basket Currencies are currencies of emerging market countries. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Future political changes may adversely affect the economic conditions of an emerging market nation. Political or economic instability could affect the value of, and your return on, the notes.

CURRENCY EXCHANGE RATE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of such a crisis than others, with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the U.S. government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, could affect the value of the Basket Currencies relative to the Reference Currency. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate in the future or inhibit such fluctuations, which could determine the value of certain “benchmarks,” such as the Spot Rate, are the subject of recent national, international and other regulatory guidance, proposals for reform and investigations. These reforms or changes made in response to these investigations may cause those benchmarks to perform differently than in the past and may have other consequences that cannot be predicted. In addition, market participants may elect not to continue to participate in the administration of certain benchmarks if these reforms and investigations increase the costs and risks associated with those activities, which could cause changes in the rules or methodologies used in certain benchmarks or lead to the disappearance of certain benchmarks. Any of these changes could adversely affect the Final Spot Rates of the Basket Currencies, the value of the notes and any payment on the notes.

THE BASKET CURRENCIES OR THE REFERENCE CURRENCY MAY BE REPLACED BY ANOTHER CURRENCY FOLLOWING A SUCCESSION EVENT — If any Basket Currency or the Reference Currency is lawfully eliminated and such currency is replaced with, converted into, redenominated as, or exchanged for, another currency, or the relevant sovereign government of any Basket Currency or the Reference Currency divides into two or more countries or economic regions, each with a different lawful currency that is in use immediately after such event (each, a “Succession Event”), then any Basket Currency or Reference Currency may be replaced with such a successor currency. If any Basket Currency or the Reference Currency is replaced with a successor currency, your return on the notes will become subject to the performance of such successor currency instead. Such successor currency may not perform similarly to the Basket Currency or Reference Currency it replaced, which could adversely affect the value of, and your return on, the notes. The occurrence of a Succession Event and any consequent adjustments may materially and adversely affect the value of, and your return on, the notes.

HISTORICAL PERFORMANCE OF THE BASKET CURRENCIES RELATIVE TO THE REFERENCE CURRENCY SHOULD NOT BE TAKEN AS AN INDICATION OF THE FUTURE PERFORMANCE OF THE BASKET CURRENCIES RELATIVE TO THE REFERENCE CURRENCY DURING THE TERM OF THE NOTES — It is impossible to predict whether the Spot Rates for any of the Basket Currencies will rise or fall. The actual performance of the Basket Currencies relative to the Reference Currency over the term of the notes may bear little relation to the historical exchange rates of the Basket Currencies relative to the Reference Currency and/or the hypothetical return examples set forth elsewhere in this fact sheet.

determine the value of certain “benchmarks,” such as the Spot Rate, are the subject of recent national, international and other regulatory guidance, proposals for reform and investigations. These reforms or changes made in response to these investigations may cause those benchmarks to perform differently than in the past and may have other consequences that cannot be predicted. In addition, market participants may elect not to continue to participate in the administration of certain benchmarks if these reforms and investigations increase the costs and risks associated with those activities, which could cause changes in the rules or methodologies used in certain benchmarks or lead to the disappearance of certain benchmarks. Any of these changes could adversely affect the Final Spot Rates of the Basket Currencies, the value of the notes and any payment on the notes.

THE BASKET CURRENCIES OR THE REFERENCE CURRENCY MAY BE REPLACED BY ANOTHER CURRENCY FOLLOWING A SUCCESSION EVENT — If any Basket Currency or the Reference Currency is lawfully eliminated and such currency is replaced with, converted into, redenominated as, or exchanged for, another currency, or the relevant sovereign government of any Basket Currency or the Reference Currency divides into two or more countries or economic regions, each with a different lawful currency that is in use immediately after such event (each, a “Succession Event”), then any Basket Currency or Reference Currency may be replaced with such a successor currency. If any Basket Currency or the Reference Currency is replaced with a successor currency, your return on the notes will become subject to the performance of such successor currency instead. Such successor currency may not perform similarly to the Basket Currency or Reference Currency it replaced, which could adversely affect the value of, and your return on, the notes. The occurrence of a Succession Event and any consequent adjustments may materially and adversely affect the value of, and your return on, the notes.

HISTORICAL PERFORMANCE OF THE BASKET CURRENCIES RELATIVE TO THE REFERENCE CURRENCY SHOULD NOT BE TAKEN AS AN INDICATION OF THE FUTURE PERFORMANCE OF THE BASKET CURRENCIES RELATIVE TO THE REFERENCE CURRENCY DURING THE TERM OF THE NOTES — It is impossible to predict whether the Spot Rates for any of the Basket Currencies will rise or fall. The actual performance of the Basket Currencies relative to the Reference Currency over the term of the notes may bear little relation to the historical exchange rates of the Basket Currencies relative to the Reference Currency and/or the hypothetical return examples set forth elsewhere in this fact sheet.

MARKET DISRUPTIONS AND GOVERNMENT ACTIONS, INCLUDING THOSE SPECIFICALLY AFFECTING DEUTSCHE BANK AG, MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that a Market Disruption Event (as defined in the accompanying product supplement) has occurred, which may include without limitation: a general inconvertibility event that generally makes it impossible to convert one or more of the Basket Currencies into the Reference Currency through customary legal channels; a general non-transferability event that generally makes it impossible (a) to deliver the Reference Currency from accounts inside one or more of the Basket Currencies’ home countries to accounts outside such Basket Currencies’ home countries, or (b) to deliver one or more of the Basket Currencies between accounts inside such Basket Currencies’ home countries or to a party that is a non-resident of such Basket Currencies’ home countries; a default or other similar event with respect to any security or indebtedness of, or guaranteed by, any governmental authority of one or more of the Basket Currencies’ home countries; any change in the laws or regulations, or official interpretations of such, in one or more of the Basket Currencies’ home countries; any nationalization or other action by a relevant governmental authority that deprives Deutsche Bank AG or any of its affiliates of all or substantially all of its assets in one or more of the Basket Currencies’ home countries; or the inability by Deutsche Bank AG or any of its affiliates, after using commercially reasonable efforts, to acquire, establish, re-establish, substitute, maintain, unwind or dispose of any hedge position relating to the notes.

Upon the occurrence of one of these events, or another event that is included as a Market Disruption Event, it is possible that one or more of the Averaging Dates and the Maturity Date may be postponed. It is also possible that, upon the occurrence of any of these events, the calculation agent will determine the Spot Rates of the affected Basket Currencies as set forth under “Key Terms” in this fact sheet and/or “Description of Securities — Adjustments to

Valuation Dates and Payment Dates” in the accompanying product supplement, and such Spot Rates may differ substantially from the Spot Rates calculated based on the published exchange rates of such Basket Currencies in the absence of such events. As a result, any such Market Disruption Event may adversely affect your return on the notes.

ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR NOTES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE — While the payment(s) on the notes described in this fact sheet is based on the full Principal Amount of notes, the Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the notes. The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic and market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

THE NOTES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The notes will not be listed on any securities exchange. There may be little or no secondary market for the notes. We or our affiliates intend to act as market makers for the notes but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes when you wish to do so or at a price advantageous to you. Because we do not expect other dealers to make a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which we or our affiliates are willing to buy the notes. If, at any time, we or our affiliates do not act as market makers, it is likely that there would be little or no secondary market in the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss, even in cases where the Basket Currencies have strengthened relative to the Reference Currency since the Trade Date.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — While we expect that, generally, the Spot Rates for the Basket Currencies on any day will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of other factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US, JPMORGAN CHASE & CO. OR OUR OR ITS AFFILIATES IN THE FOREIGN EXCHANGE AND CURRENCY DERIVATIVE MARKETS

MAY IMPAIR THE VALUE OF THE NOTES — We or our affiliates expect to hedge our exposure from the notes by entering into foreign exchange and currency derivative transactions, such as over-the-counter options, futures or exchange-traded instruments. We, JPMorgan Chase & Co. or our or its affiliates may also engage in trading in instruments linked or related to the Basket Currencies and/or the Reference Currency on a regular basis as part of our or their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Such trading and hedging activities may adversely affect the Spot Rates of the Basket Currencies and, therefore, make it less likely that you will receive a positive return on your investment in the notes. It is possible that we, JPMorgan Chase & Co. or our or its affiliates could receive substantial returns from these hedging and trading activities while the value of the notes declines. We, JPMorgan Chase & Co. or our or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Basket Currencies and/or the Reference Currency. To the extent we, JPMorgan Chase & Co. or our or its affiliates serve as issuer, agent or underwriter for such securities or financial or derivative instruments, our, JPMorgan Chase & Co.’s or our or its affiliates’ interests with respect to such products may be adverse to those of the holders of the notes. Introducing competing products into the marketplace in this manner could adversely affect the exchange rate between the Basket Currencies and the Reference Currency, and the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

WE, JPMORGAN CHASE & CO. OR OUR OR ITS AFFILIATES MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE PERFORMANCE OF THE BASKET CURRENCIES AND THE VALUE OF THE NOTES — We, JPMorgan Chase & Co. or our or its affiliates may publish research from time to time on financial markets and other matters that could adversely affect the exchange rate between the Basket Currencies and the Reference Currency, and the value of the notes or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, JPMorgan Chase & Co. or our or its affiliates may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the notes and the Basket Currencies.

POTENTIAL CONFLICTS OF INTEREST — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions. In performing these roles, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the notes. The calculation agent will determine, among other things, all values, prices and levels required to be determined for the purposes of the notes on any relevant date or time. The calculation agent also has some discretion as to how the calculations are made, in particular if any Spot Rate is not available (or is published in error) on an Averaging Date, and will be responsible for determining whether a Market Disruption Event has occurred. Any determination by the calculation agent could adversely affect the return on the notes.

TREATED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — The notes should be treated for U.S. federal income tax purposes as “contingent payment debt instruments” the denomination currency of which is the U.S. dollar. Under this treatment, regardless of your method of accounting, (i) you will be required to accrue interest in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, although we will not make any payment on the notes until maturity, and (ii) any income recognized upon a taxable disposition of the notes (including payment at maturity) will be treated as interest income for U.S. federal income tax purposes. For further information, you should review carefully the discussion under “Selected Purchase Considerations—Treated as Contingent Payment Debt Instruments” in the accompanying preliminary pricing supplement. You should consult your tax adviser concerning the application of U.S. federal income tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdictions.

See “Selected Risk Considerations” in the accompanying preliminary pricing supplement and “Risk Factors” in the product supplement and prospectus addendum accompanying preliminary pricing supplement No. 2672BA for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including preliminary pricing supplement No. 2672BA and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about

Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at .www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus addendum, prospectus supplement, product supplement, preliminary pricing supplement No. 2672BA and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.